EXHIBIT 12.1

Hecla Mining Company

Fixed Charge and Preferred Dividend Coverage Ratio Calculation

For the Years Ended December 31, 2017, 2016, 2015, 2014 and 2013

	Year Ended December 31,
	2017	2016	2015	2014	2013
Net income (loss) before income taxes	$(3,640)	$96,975	$(30,658)	$12,584	$(34,925)
Fixed charges:
Interest portion of rentals	3,573	3,483	1,751	1,189	1,592
Total interest costs	38,948	37,981	38,910	38,528	28,174
Total fixed charges	42,521	41,464	40,661	39,717	29,766
Total earnings (loss)	$38,881	$138,439	$10,003	$52,301	$(5,159)
Preferred stock dividend requirements	$552	$552	$552	$552	$552
Ratio of pre-tax income (loss) to net income (loss)	$6.46	$1.39	$2.84	$0.71	$0.72
Preferred stock dividend factor	$3,566	$767	$1,568	$552	$552
Ratio of earnings to fixed charges	(na)	3.3	(na)	1.3	(na)
Ratio of earnings to fixed charges and preferred dividends	(na)	3.3	(na)	1.3	(na)
Coverage deficit:
On fixed charges	$3,640	$—	$30,658	$—	$34,925
On fixed charges and preferred dividends	7,206	—	32,226	—	35,477